                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                                 ---------------
                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                    0-20558
                                                                 ---------------

                                                                 ---------------
                                  (Check One):                    CUSIP NUMBER
                                                                 ---------------

[X]  Form 10-K and Form 10-KSB    [ ] Form 20-F           [ ] Form 11-K
[ ]  Form 10-Q and Form 10-QSB    [ ] Form N-SAR

         For Period Ended:  December 31,1998
                           -----------------------------------------------------
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

         For Transition Period Ended:
                                     -------------------------------------------

--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------
         Full Name of Registrant:  Networks Associates, Inc.
         Former Name if Applicable:   McAfee Associates Inc.
         Address of Principal Executive Office (Street and Number):
          3965 Freedom Circle
         City, State and Zip Code:  Santa Clara, CA  95054
--------------------------------------------------------------------------------

PART II -- RULES 12b-25 (b) AND (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

   (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

--------------------------------------------------------------------------------

PART III -- NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On January 6, 1999, the Company announced it had received a comment letter from the Securities and Exchange Commission and that publication of its final operating results for 1998 and the fourth quarter of 1998 would be deferred until the Company has conclusively resolved the related matters with the SEC. The Company is still in the process of responding to the SEC's comment letter. Accordingly, it is not practicable to file the Company's Form 10-K for the year ended December 31, 1998 within the prescribed period.


--------------------------------------------------------------------------------

PART IV -- OTHER INFORMATION
--------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification.

                      Prabhat K. Goyal           (408)            346-3110
             -------------------------------------------------------------------
                          (Name)               (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]  Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes      [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Form 10-K for the periods ended December 31, 1997 and 1998 may be impacted by the resolution of the matters addressed in the SEC's comment letter. As a result, a reasonable estimate of results cannot be made at this time.

                                        Network Associates, Inc.
                         ------------------------------------------------------
                               (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 25, 1999                        By: /s/ Prabhat K. Goyal
                                                --------------------------------
                                                       Prabhat K. Goyal
                                                       Chief Financial Officer